August 5, 2015

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attn:	Pamela Long
Division of Corporation Finance

Re:	Exterran Corporation
Amendment No. 3 to Form 10-12B
Filed July 9, 2015
Response dated July 17, 2015
File No. 001-36875

Ladies and Gentlemen:

This letter sets forth the responses of Exterran Corporation (the “Company,” “we,” “our” and “us”), to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 23, 2015 (the “Comment Letter”) with respect to the above-referenced registration statement on Form 10 (the “Registration Statement”). Concurrently with the submission of this letter, the Company has filed through EDGAR Amendment No. 4 to the Registration Statement with the Commission, including a revised Information Statement filed as Exhibit 99.1 thereto (the “Information Statement”).

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment.

Exhibit 2.1

1.                                      Please revise to include a statement that you will furnish supplementally a copy of the schedules and exhibits that you have omitted from your Separation and Distribution Agreement to the Commission upon request. Please refer to Item 601(b)(2).

Response:  The Company acknowledges the Staff’s comment and has refiled Exhibit 2.1 with Amendment No. 4 and has revised pages 3 and 5 of the Registration Statement to address the Staff’s comment.

Exhibit 99.1 — Information Statement

Cash Incentive Compensation, page 113

General

2.                                      You state here that prior to or in connection with the distribution your employees will cease to participate in the current cash incentive program. You state in Section 8.1(b) of Exhibit 10.2 that you will be assume or retain responsibility for payments relating to amounts that Exterran employees earned under Archrock benefit plans providing cash incentive compensation. Please revise to clarify your assumption of responsibility for payments to these employees.

Response:  The Company acknowledges the Staff’s comment and has revised page 117 of the Information Statement to address the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Statements, page 64

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 68

3.                                      It appears that your pro forma deferred income tax adjustments may pertain to both gross deferred tax assets and the valuation allowance. Please revise your discussion of adjustment B to more fully describe the nature of adjustments made, how the amount of the adjustments were determined, and separately quantify the pro forma adjustments, if any, made to the valuation allowance as of March 31, 2015.

Response: The Company acknowledges the Staff’s comment and has revised page 71 of the Information Statement to address the Staff’s comments.

4.                                      Please revise your discussion of pro forma adjustment F to explain how you determined the amount the adjustments related to the supply and services agreements, including any assumptions involved. Please tell us how you determined that both the revenue and cost of sales portion of pro forma adjustments were directly attributable to the transaction and factually supportable. Please refer to Rule 11-02(b)(6) of Regulation S-X.

Response:  The Company acknowledges the Staff’s comment and has revised page 72 of the Information Statement to address the Staff’s comment. The pro forma adjustment reflects the effects of the supply agreement that we will enter into with Archrock, Inc. (“Archrock”) in connection with the spin-off. Historically, Exterran Energy Solutions, L.P’s (“EESLP”) product sales business has fabricated new compression units for EESLP’s U.S. services business and provided such new compression units to EESLP’s U.S. services business at cost without an underlying contract. Costs incurred have been tracked for each compression unit, and as discussed within the “Related Party Transactions and Parent Equity” footnote on pages [F-26] and [F-48], have been presented in historical periods as a reduction of parent equity in the balance sheet and a distribution to parent in the statement of cash flows. The revenue adjustment was based on the pricing terms contained in the supply agreement which is equal to the costs incurred on each new compression unit, plus the contractual margin provided within the supply agreement. As a result of the supply agreement, such sales will be recorded within Exterran Corporation’s statements of operations subsequent to the spin-off, and as such, are expected to have a continuing impact on Exterran Corporation.

The services agreements cover engineering, preservation and installation and commissioning services that we will provide to Archrock (or Archrock’s customers on its behalf) and make-ready, parts sales preservation and installation and commissioning services that Archrock will provide to us (or our customers on our behalf).  The pro forma adjustments do not reflect the services agreements as these transactions during the historical periods presented were not tracked in our financial records such that we can identify them and therefore any adjustment would not be factually supportable.

Supplemental Response Dated July 17, 2015

Questions and Answers about the Spin-Off, page 1

5.                                      Please revise to include a discussion of the $712.8 million in cash that you will be transferring to Exterran Holdings. Please include corresponding disclosure in the Recent Developments portion of your Summary on page 12.

Response:  The Company acknowledges the Staff’s comment and has revised pages 4, 5, 12 and 13 of the Information Statement to address the Staff’s comments.

6.                                      Please be advised that we are continuing to review your proposed revisions and may have additional comments regarding your disclosure after you file it with Amendment 4.

Response:  The Company acknowledges the Staff’s comment and understands that the Staff may have additional comments after Amendment No. 4 is filed.

*     *     *     *

In connection with the above response to the Staff’s comments, we acknowledge that:

•                                          we are responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel, Ryan J. Maierson, at Latham & Watkins LLP, at (713) 546-7460.

Very truly yours,

Exterran Corporation

By:	/s/ Jon C. Biro
Jon C. Biro
Senior Vice President and Chief Financial Officer

Cc:	Donald Wayne
Exterran Holdings, Inc.

Ryan J. Maierson
Latham & Watkins LLP